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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             Emerald Financial Corp
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                                (Name of Issuer)

                        Common Stock, without par value
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                         (Title of Class of Securities)

                                    290927102
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                                 (Cusip Number)

                    Francis X. Grady, Esq., Grady & Associates
          20800 Center Ridge Road, Suite 116, Rocky River, Ohio 44116-4306
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO.                                                   PAGE   2 OF 5 PAGES
290927102
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Joan M. Dzurilla, Transfer on death to the Joan M. Dzurilla
               Family Trust
              Joan M. Dzurilla Charitable Remainder Unitrust
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                       (b)  [ ]
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*
              PF and OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)    [  ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
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                                      SOLE VOTING POWER
         NUMBER OF            7       2,308,600 by Joan M. Dzurilla, transfer
                                      on death to the Joan  M. Dzurilla
         SHARES                       Family Trust; 176,140 by the Joan M.
                                      Dzurilla Charitable Remainder Unitrust;
                                      and 4,000 pursuant to an option granted
                                      on April 17, 1998 that becomes exercisable
                                      on April 18, 1999 by Joan M. Dzurilla
                         -------------------------------------------------------
        BENEFICIALLY          8       SHARED VOTING POWER
                                         -0-
          OWNED BY
                         -------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
            EACH              9       2,308,600 by Joan M. Dzurilla, transfer
                                      on death to the Joan M. Dzurilla
          REPORTING                   Family Trust; 176,140 by the Joan M.
                                      Dzurilla Charitable Remainder Unitrust;
                                      and 4,000 pursuant to an option granted
                                      on April 17, 1998 that becomes exercisable
                                      on April 18, 1999 by Joan M. Dzurilla
                         -------------------------------------------------------
           PERSON             10      SHARED DISPOSITIVE POWER
                                        -0-
            WITH
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING Person
            2,308,600 by Joan M. Dzurilla, transfer on death to the Joan M. Dzurilla Family Trust; 176,140 by the Joan M. Dzurilla Charitable Remainder Unitrust; and 4,000 pursuant to an option granted on
            April 17, 1998 that becomes exercisable on April 18, 1999 by
            Joan M. Dzurilla
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [  ]
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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13        22.68%
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            TYPE OF REPORTING PERSON*
    14        IN  2,312,600 Shares
              00  176,140 Shares
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Item 1.  Security and Issuer.
         --------------------

            Item 1 is amended and supplemented as follows:

               This Amendment No. 5 to Schedule 13D Statement is filed for the purpose of reporting the execution by Mrs. Joan M. Dzurilla of a Shareholder Support Agreement with Fifth Third Bancorp pursuant to which Mrs. Dzurilla agrees to vote all Emerald Financial Corp. ("Emerald") common stock held by her in favor of the Affiliation Agreement between Fifth Third Bancorp and Emerald and the merger of Emerald with and into Fifth Third.


Item 2.  Identity and Background.
         ------------------------

            Item 2 is amended and supplemented as follows:

          (a) This Statement is filed by Joan M. Dzurilla and on behalf of the Joan M. Dzurilla Charitable Remainder Unitrust, a trust established by Mrs. Dzurilla pursuant to the laws of the State of Ohio. The Trust was established by Mrs. Dzurilla for estate planning purposes. The trustee of the Trust is Mrs. Dzurilla.

          (b) The business address for Mrs. Dzurilla and the Charitable Remainder Unitrust is set forth in Item 1 above.

          (c) Mrs. Dzurilla serves as a director of the Company.

          (d) During the last five years, Mrs. Dzurilla has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Mrs. Dzurilla nor the Charitable Remainder Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she or the trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mrs. Dzurilla is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Considerations.
         ---------------------------------------------------

               Item 3 is amended and supplemented as follows: A portion of the shares reported as owned by Mrs. Dzurilla are pledged with Dean Witter Reynolds Inc. Mrs. Dzurilla has executed a margin agreement with Dean Witter Reynolds Inc., pursuant to which 567,700 shares of Emerald are margined to Dean Witter Reynolds Inc., securing indebtedness as of December 31, 1998 of $226,631.92.

               To the extent permitted by law, Dean Witter Reynolds has a lien on certain of the shares reported herein as deemed beneficially owned by Mrs. Dzurilla. Copies of the Client Account Agreement setting forth the terms of the borrowing and margin debt are attached hereto as
          Exhibit 3.1.


Item 4.  Purpose of Transaction.
         -----------------------

            Item 4 is amended and supplemented as follows:

               Mrs. Dzurilla currently holds the shares of stock individually and through the Trust for investment purposes only.

                  As reported in Emerald's Form 8-K Current Report filed with the Securities and Exchange Commission on March 2, 1999 (Commission File No. 000-2221), Emerald and Fifth Third Bancorp, an Ohio corporation and



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         bank holding company headquartered in Cincinnati, Ohio, entered into an
         Affiliation Agreement dated as of February 27, 1999. The Affiliation Agreement provides that Emerald will, upon receipt of stockholder and regulatory approvals and satisfaction of the other conditions stated in the Affiliation Agreement, merge with and into Fifth Third Bancorp. Fifth Third Bancorp will be the surviving entity in that merger. A copy of the Affiliation Agreement is attached hereto as Exhibit 4.1.

                  Mrs. Dzurilla, a director of Emerald, entered into a Shareholder Support Agreement with Fifth Third Bancorp in connection with execution of the Affiliation Agreement. The Shareholder Support Agreement provides that Mrs. Dzurilla is required to vote her Emerald common stock in favor of the merger with Fifth Third Bancorp.

                  The obligations represented by the Shareholder Support Agreement terminate on the earlier to occur of termination of the Affiliation Agreement or consummation of the merger contemplated thereby. A copy of the Shareholder Support Agreement is included herewith as Exhibit 4.2.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is amended and supplemented as follows:

               (a) Joan M. Dzurilla is the beneficial owner of the 2,308,600 shares of stock titled Joan M. Dzurilla, transfer on death to the Joan
          M. Dzurilla Family Trust identified herein. This constitutes 21.4% of Emerald's outstanding common stock as of the date of this filing. The number of shares of Emerald common stock beneficially owned by Mrs. Dzurilla and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Mrs. Dzurilla also holds an option granted on April 17, 1998 to acquire 4,000 shares of Emerald common stock at an exercise price of $13.22; this option becomes exercisable on April 18, 1999. Emerald has 10,968,551 shares of common stock issued and outstanding as of the date hereof.

               The Joan M. Dzurilla Charitable Remainder Unitrust is the sole owner of the 176,140 shares of Stock identified herein. This constitutes 1.6% of Emerald's outstanding common stock as of the date of this filing. Mrs. Dzurilla and a charitable organization described in Sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code, as amended (the Charitable Organization) are the beneficiaries of the shares of Stock identified herein as owned by the Joan M. Dzurilla Charitable Remainder Unitrust.

               (b) Joan M. Dzurilla has sole voting and investment power with respect to the shares of Stock identified herein as owned beneficially or of record by her. The Trust has sole voting and investment power with respect to the shares of Stock identified herein as owned beneficially or of record by it.

               (c) Not applicable.

               (d) No persons other than Joan M. Dzurilla and the Joan M. Dzurilla Charitable Remainder Unitrust has the right to receive or the power to direct the receipt of dividends upon, or the proceeds of sale of, the securities owned beneficially or of record.

               (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

               Item 6 is amended and supplemented as follows: Reference is made hereby to the (i) Client Account Agreement included herewith as
          Exhibit 3.1 and (ii) the Affiliation Agreement included herewith as
          Exhibit 4.1 and the Shareholder Support Agreement included herewith as
          Exhibit 4.2.




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Item 7.  Material to Be Filed as Exhibits.
         ---------------------------------

         3.1  Client Account Agreement with Dean Witter Reynolds Inc.

         4.1 Affiliation Agreement by and between Fifth Third Bancorp and Emerald Financial Corp. dated as of February 27, 1999.

         4.2 Shareholder Support Agreement dated as of February 27, 1999 by and between Fifth Third Bancorp and Mrs. Joan M. Dzurilla.

         7.1  Agreement of Joint Filing




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: March 3, 1999               Signature: /s/ JOAN M. DZURILLA
                                             --------------------------------
                                             Joan M. Dzurilla, individually
                                             and as trustee under the Joan M.
                                             Dzurilla Charitable Remainder
                                             Unitrust U/A/D
                                             November 7, 1994




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                                Index to Exhibits


Exhibits
--------

          3.1  Client Account Agreement with Dean Witter Reynolds Inc.

          4.1 Affiliation Agreement by and between Fifth Third Bancorp and Emerald Financial Corp. dated as of February 27, 1999.

          4.2 Shareholder Support Agreement dated as of February 27, 1999 by and between Fifth Third Bancorp and Mrs. Joan M. Dzurilla.

          7.1  Agreement of Joint Filing